Exhibit 8.3

Opinion of K&L Gates LLP

, 2016

Annaly Capital Management, Inc.
1211 Avenue of the Americas
New York, New York 10036

Hatteras Financial Corp.
751 West Fourth Street, Suite 400
Winston-Salem, North Carolina 27101

Re:	Agreement and Plan of Merger — Opinion Regarding Status of
Annaly Capital Management, Inc. as a Real Estate Investment Trust

Dear Sir or Madam:

In connection with the transactions contemplated by an agreement styled “Agreement and Plan of Merger” (the “Agreement”), dated as of April 10, 2016, and entered into by and among Annaly Capital Management, Inc. (the “Parent”), Ridgeback Merger Sub Corporation, a wholly owned subsidiary of the Parent (the “Purchaser”), and Hatteras Financial Corp.  (the “Company”), we are providing the opinion set out below concerning the qualification and taxation of the Parent as a real estate investment trust (a “REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”).

In formulating our opinion, we have reviewed and relied upon the Parent’s charter and information set forth in the Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the “Annual Report”). In addition, we have relied upon the Parent’s certificate (the “Officer’s Certificate”), executed by a duly appointed officer of the Parent, setting forth certain factual representations relating to the organization and operation of the Parent. Where such factual representations in the Officer’s Certificate involve terms defined in the Code, the regulations promulgated by the Department of the Treasury (the “Regulations”), published rulings of the Internal Revenue Service (the “Service”), or other relevant authority, we have explained such terms to the Parent’s representatives and we are satisfied that the Parent’s representatives understand such terms and are capable of making such factual representations. We have also relied upon representations made by the Company in Section 4.11 of the Agreement with regard to tax matters.

Based upon and subject to the foregoing, it is our opinion that:

Commencing with its taxable year ending December 31, 1997 through the date shown above, the Parent has been organized and operated in conformity with the requirements for qualification as a REIT under the Code, and the Parent’s proposed method of operation, as described in its Annual Report and as represented in the Officer’s Certificate, will enable the Parent to continue to satisfy the requirements for qualification as a REIT under the Code.

Our opinion is based on the Code, the Regulations, and the interpretations of the Code and such Regulations by the courts and the Service, all as they are in effect and exist at the date of this letter.  It should be noted that statutes, regulations, judicial decisions, and administrative interpretations are subject to change at any time and, in some circumstances, with retroactive effect.  A material change made after the date hereof in any of the foregoing bases for our opinions could affect our conclusions.  Other than as expressly stated above, we express no opinion on any issue relating to the Parent or any investment therein.

Notwithstanding any express or implied agreement, arrangement, or understanding to the contrary, the Company and the Parent (and any employee, representative, or other agent of the Company or the Parent) may disclose this opinion to any and all persons.

Very truly yours,